UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

United Community Banks, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

90984P303
(CUSIP Number)

June 20, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90984P303	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS King Street Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,815,097
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,815,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,097
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 90984P303	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS King Street Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,815,097
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,815,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,097
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 90984P303	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS King Street Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,109,630
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,109,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 90984P303	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS King Street Capital Management GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,109,630
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,109,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 90984P303	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS O. Francis Biondi, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,109,630
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,109,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90984P303	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,109,630
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,109,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. (a)       Name of Issuer

United Community Banks, Inc.

Item 1. (b)       Address of Issuer’s Principal Executive Offices

125 Highway 515 East
Blairsville, GA 30512

Item 2. (a)       Name of Person Filing

This Schedule 13G is being jointly filed by King Street Capital, Ltd. (“KSC Ltd.”), King Street Capital Master Fund, Ltd. (“KSC MF”), King Street Capital Management, L.P. (“KSCM”), King Street Capital Management GP, L.L.C. (“KSCM GP”), O. Francis Biondi, Jr. and Brian J. Higgins.  KSC Ltd., KSC MF,  KSCM, KSCM GP and Messrs. Biondi and Higgins are collectively referred to herein as the “Reporting Persons”.

Item 2. (b)       Address of Principal Business Office or, if None, Residence

The principal business address of KSC Ltd. and KSC MF is:

c/o Codan Trust Company (B.V.I) Ltd.
Romasco Place
Wickhams Cay 1
P.O. Box 3140
Road Town, Tortola
British Virgin Islands, VG1110

The principal business address of each of the other Reporting Persons is:

65 East 55th Street
30th Floor
New York, New York 10022

Item 2. (c)       Citizenship

Messrs. Biondi and Higgins are both United States citizens.  KSC Ltd. and KSC MF are companies organized under the laws of the British Virgin Islands.  KSCM GP is a limited liability company organized under the laws of the State of Delaware, U.S.A.  KSCM is a limited partnership organized under the laws of the State of Delaware, U.S.A.

Item 2. (d)       Title of Class of Securities

Common Stock, par value $1.00 per share (“Common Stock”)

Item 2. (e)       CUSIP Number

90984P303

Item 3.        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.        Ownership

KSC MF.  KSC MF holds 2,815,097 shares of Common Stock, representing 6.8% of the total outstanding shares of Common Stock, on behalf of KSC Ltd., and may be deemed to beneficially own, and share voting and dispositive power over, those shares of Common Stock.  KSC MF also holds 213,324 shares of non-voting common stock, par value $1.00 per share, of the Issuer (“Non-Voting Common Stock”), on behalf of KSC Ltd.

KSC Ltd.  KSC Ltd. is a feeder fund for KSC MF.  By virtue of its relationship with KSC MF, KSC Ltd. may be deemed to beneficially own, and to share voting and dispositive power over, the 2,815,097 shares of Common Stock held by KSC MF.

KSCM.   KSCM is the investment manager of King Street Capital, L.P. (“KSC L.P.”), KSC Ltd. and KSC MF.  By virtue of its relationship with such entities, KSCM may be deemed to beneficially own, and to share voting and dispositive power over, a total of 4,109,630 shares of Common Stock, representing 9.9% of the total outstanding shares of Common Stock.  These 4,109,630 shares of Common Stock consist of 2,815,097 shares of Common Stock held by KSC MF and 1,294,533 shares of Common Stock held by KSC L.P.  KSC L.P. also holds 98,098 shares of Non-Voting Common Stock.

KSCM GP.  KSCM GP is the sole general partner of KSCM.  By virtue of its relationship with KSCM, KSCM GP may be deemed to beneficially own, and to share voting and dispositive power over, the 4,109,630 shares of Common Stock held by KSC L.P. and KSC MF.

O. Francis Biondi, Jr.  Mr. Biondi is a managing member of King Street Advisors, L.L.C., the general partner of KSC L.P. (“KSA”) and KSCM GP.  By virtue of his relationship with such entities, Mr. Biondi may be deemed to beneficially own, and to share voting and dispositive power over, the 4,109,630 shares of Common Stock held by KSC L.P. and KSC MF.

Brian J. Higgins.   Mr. Higgins is a managing member of KSA and KSCM GP.  By virtue of his relationship with such entities, Mr. Higgins may be deemed to beneficially own, and to share voting and dispositive power over, the 4,109,630 shares of Common Stock held by KSC L.P. and KSC MF.

Because of the relationships described above, the Reporting Persons and KSC L.P. and KSA may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of Common Stock held by members of the group. The Reporting Persons, KSC L.P. and KSA do not admit that they constitute a group within the meaning of Rule 13d-5.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of KSC MF, KSC Ltd., KSCM, KSCM GP, Mr. Biondi and Mr. Higgins that it or he is the beneficial owner of any of the shares of Common Stock reported under this Schedule 13G, either for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

The share numbers referenced above are as of January 27, 2012.  The percentages of the outstanding shares of Common Stock referenced above were calculated based on 41,611,596 shares of Common Stock outstanding as of October 31, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4.

Item 8.        Identification and Classification of Members of the Group

Not Applicable.

Item 9.        Notice of Dissolution of Group

Not Applicable.

Item 10.             Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2012

KING STREET CAPITAL, LTD.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET CAPITAL MASTER FUND, LTD.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET CAPITAL MANAGEMENT, L.P.
By:       King Street Capital Management GP, L.L.C.
Its General Partner

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C. By: /s/ Brian J. Higgins Name: Brian J. Higgins Title: Managing Member /s/ O. Francis Biondi, Jr. O. FRANCIS BIONDI, JR. /s/ Brian J. Higgins BRIAN J. HIGGINS

EXHIBIT A

The undersigned King Street Capital, Ltd., King Street Capital Master Fund, Ltd., King Street Capital Management, L.P., King Street Capital Management GP, L.L.C., O. Francis Biondi, Jr. and Brian J. Higgins hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 27, 2012

KING STREET CAPITAL, LTD.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET CAPITAL MASTER FUND, LTD.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET CAPITAL MANAGEMENT, L.P.
By:       King Street Capital Management GP, L.L.C.
Its General Partner

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C. By: /s/ Brian J. Higgins Name: Brian J. Higgins Title: Managing Member /s/ O. Francis Biondi, Jr. O. FRANCIS BIONDI, JR. /s/ Brian J. Higgins BRIAN J. HIGGINS